March 31, 2014

VIA EDGAR AND COURIER

WITH CONFIDENTIAL MATERIALS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: H. Roger Schwall, Assistant Director

Fulbright & Jaworski LLP 2200 Ross Avenue, Suite 2800 Dallas, Texas 75201-2784 United States Tel +1 214 855 8000 Fax +1 214 855 8200 nortonrosefulbright.com

Re:	Eclipse Resources Corporation

Draft Registration Statement on Form S-1

Submitted February 21, 2014

CIK No. 0001600470

Ladies and Gentlemen:

Set forth below are the responses of Eclipse Resources Corporation, a Delaware corporation (the “Company”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 21, 2014 with respect to the Company’s confidential Draft Registration Statement on Form S-1, which was initially submitted to the Commission on February 21, 2014. Concurrently with the submission of this letter, the Company is submitting to the Commission through EDGAR a revised confidential Draft Registration Statement. For your reference, copies of this letter, along with both clean copies of the revised Registration Statement and copies marked to show all changes from the initial draft of the Registration Statement, are being hand delivered to your offices.

In this letter, we have recited the Staff’s comments in bold type and have followed each comment with the Company’s response.

The Company is also supplementally providing the Staff with certain information as Attachment A to the copy of this letter that is being transmitted by courier. The Company requests, pursuant to Rule 418(b) promulgated under the Securities Act of 1933, as amended (“Rule 418(b)”), that the Staff return Attachment A to the Company once the Staff has completed its review.

Draft Registration Statement on Form S-1

General

1.	Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional comments with respect to the proposed underwriting arrangements.

The Company acknowledges the Staff’s comment and will arrange FINRA to contact you regarding the clearance of the underwriting arrangements.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential

Fulbright & Jaworski LLP is a limited liability partnership registered under the laws of Texas.

Fulbright & Jaworski LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP, Norton Rose Fulbright South Africa (incorporated as Deneys Reitz, Inc.), each of which is a separate legal entity, are members of Norton Rose Fulbright Verein, a Swiss Verein. Details of each entity, with certain regulatory information, are at nortonrosefulbright.com. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients.

March 31, 2014

investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company acknowledges the Staff’s comment and will supplementally provide the Staff with (i) any written communications, as defined in Rule 405, that the Company (or anyone authorized on the Company’s behalf) will present to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), with a future amendment to the Registration Statement, and (ii) any research reports about the Company that are published or distributed in reliance on Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering, in each case as such written communications or research reports become available. To date, neither the Company nor the underwriters have engaged in any such communications or reports.

Prospectus Cover Page

3.	We note that you use the terms “Net Drilling Locations” and “Identified Drilling Locations.” Please revise for consistency or tell us why believe the distinction is appropriate for this map. In that regard, please revise your reference to “net drilling locations” to refer to such locations as identified net drilling locations consistent with the definition provided on page A-2 of the Glossary of Oil and Natural Gas Terms in Annex A. Also annotate the map with a bar scale to specify the distances shown on the map.

The Company has revised the draft prospectus in response to the Staff’s comment. The number of “identified net drilling locations” are now identified in the table accompanying the map, and the key to the map has been revised to clarify that “identified gross drilling locations” are identified in the body of the map. The Company has also revised the headings on the tables on pages 2 and 78 to clarify that identified gross and net drilling locations are listed in the respective tables.

Industry and Market Data, page iii

4.	We note that certain market data disclosure is based on investor presentations and reports prepared by third parties, such as Protégé Energy II LLC. Please provide us with the relevant portions of the public reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. We may have additional comments after we review your response.

The Company acknowledge the Staff’s comment and is supplementally submitting under separate cover copies of the relevant portions of the public reports cited in the draft prospectus. To expedite the Staff’s review, the Company has marked each report to highlight the applicable portion or section containing the statistic, and has included cross-references to the appropriate locations in the draft prospectus.

Summary, page 1

Our Company, page 1

5.	We note your tabular summary of the total identified gross and net drilling locations presented on page 2 and elsewhere on page 77. Please expand your disclosure to refer the reader to the risk factors identified on page 29 regarding your gross identified drilling locations.

The Company has revised the draft prospectus in response to the Staff’s comment. Please see pages 2 and 78 of the draft prospectus.

March 31, 2014

Our Properties, page 3

Utica Shale, page 3

6.	You disclose that you “evaluated the results of 55 wells that have been publicly disclosed within the Utica Core Area” and “have analyzed the initial production rate, or IP, Btu content of the wellhead gas and condensate yield for each well and have utilized this data to evaluate the reasonableness of our assumptions related to the production rate, liquids yield and ultimate recovery we project for the wells we plan to drill across our acreage.” Please tell us why you have limited your analysis to 55 of the 107 producing horizontal wells noted in your disclosure on page 2. Also, please expand your disclosure on page 3 and elsewhere on page 78 to refer the reader to the risk factors identified on pages 18, 20 and 22 regarding the uncertainties in your assumptions.

The Company acknowledges the Staff’s comment and respectfully directs the Staff to the Company’s response to comment 25. Moreover, the Company has revised the draft prospectus to include additional risk factor cross-references in response to the Staff’s comment. Please see pages 3 and 79 of the draft prospectus.

7.	Provide us with support for your statements on page 3 and elsewhere on page 81 that the “Marcellus Shale is the largest unconventional natural gas field in the United States.” As part of your response, tell us what matrix you are using to measure “largest.”

The Company has revised the draft prospectus in response to the Staff’s comment. Please see pages 4 and 82 of the draft prospectus.

Please note that the revised disclosure is supported by a report of the U.S. Energy Information Administration, the relevant marked portions of which the Company is supplementally submitting to the Staff under separate cover.

Midstream Agreements, page 5

8.	Please expand your disclosure to clarify whether you have sufficient contracted firm gathering, processing and fractionation capacity to accommodate all of the proved Utica Shale reserve volumes disclosed as of December 31, 2013. Also, indicate the proportion of your total expected future Utica Shale production, including those volumes associated with non-operated assets, that is covered by existing firm commitments.

The Company has revised the draft prospectus in response to the Staff’s comment. In addition, the Company has added a new risk factor on page 28 setting forth certain risks and uncertainties with respect to takeaway capacity in the Appalachian Basin. Please see pages 5,8, 27–28, 87 and 90 of the draft prospectus.

Our Competitive Strengths, page 5

9.	Please provide us with the basis for your statement that your net acres within your Marcellus Project Area “will produce higher rich gas with a higher proportion of condensate than most of the Marcellus Shale fairway.”

The Company has deleted the referenced statement and revised the draft prospectus in response to the Staff’s comment. Please see pages 6 and 88 of the draft prospectus.

10.	You state that management’s economic interest in you will initially be held in the form of incentive units issued by Eclipse Holdings and could increase following completion of this offering. Please revise your disclosure to describe the nature of such incentive units.

The Company has revised the draft prospectus in response to the Staff’s comment. Please see pages 7, 89 and 115 of the draft prospectus.

March 31, 2014

Ownership Structure After Giving Effect To our Corporate Reorganization and this Offering, page 10

11.	Please expand your chart to reflect the individuals and entities controlling “Management Funds” and “Management Holdco.”

The Company has revised the draft prospectus in response to the Staff’s comment. Please see pages 10–11 and 124–125 of the draft prospectus.

Summary Reserve Data, page 16

12.	Please expand your disclosure to clarify that the SEC prices shown for the years ending December 31, 2013 and 2012 are before such adjustments as quality, energy content, transportation fees and regional price differentials.

The Company has revised the draft prospectus in response to the Staff’s comment. Please see page 17 of the draft prospectus.

Risk Factors, page 18

13.	Please revise to eliminate repetitive disclosure regarding risks. In that regard, we note your risk factor beginning “—There is no existing market for our common stock…” appears to describe the same risks as the risk factor beginning “—The initial public offering price of our common stock may not be indicative….”

The Company has revised the draft prospectus in response to the Staff’s comment. Please see pages 42 and 44–45 of the draft prospectus.

We are involved in a lawsuit challenging the validity of one of our leases…, page 18

14.	We note your disclosure at page 18 that many of your other oil and gas leases in Ohio contain provisions identical or similar to those found in the challenged Oxford lease, and your disclosure that if the appeals court affirms the trial court ruling, and if other courts in Ohio adopt a similar interpretation of the provisions in our other leases, there is a risk that many of your Ohio oil and gas leases may be determined to be void if the lessor challenges the validity of the lease. If material, please revise to quantify the potential impact of this risk. Please also refer to comment 39.

The Company has revised the draft prospectus in response to the Staff’s comment. Please see pages 19 and 105 of the draft prospectus.

“The information regarding third party wells included in this prospectus …“, page 18

15.	We note your disclosure in the risk factor referenced above. Please revise your disclosure at page iii to clarify whether you believe that the data you have included in your prospectus related to third party wells is reliable.

The Company has revised the draft prospectus in response to the Staff’s comment. Please see page iii of the draft prospectus.

“Changes in laws or government regulations regarding hydraulic fracturing could increase our costs…”, page 19

16.	We note your disclosure on page 19 regarding the possible impact that new laws or regulations restricting hydraulic fracturing could have on your customers and their exploration and production activities. However, it does not appear that your customers would be engaging in exploration and production activities. Please advise, or revise to clarify how such risks relate to you.

The Company has revised the draft prospectus in response to the Staff’s comment. Please see page 21 of the draft prospectus.

March 31, 2014

“Eclipse Holdings, which is owned by the EnCap Funds, the Management Funds.”, page 41

“The stockholders’ agreement we expect to enter into…”, page 41

17.	We note your disclosure at pages 124 and 125 regarding your stockholders agreement. Please revise the risk factors referenced above to provide a cross-reference to such disclosure and clarify management’s relationship with your principal stockholders.

The Company has revised the draft prospectus in response to the Staff’s comment. Please see page 43 of the draft prospectus.

Use of Proceeds, page 50

18.	Please present your Use of Proceeds disclosure in tabular format and revise to specifically identify the amounts to be allocated to each of the identified uses, including your exploration and development program and other capital expenditures. If you have no specific plan for a significant portion of the proceeds, please state this, and discuss the principal reasons for the offering at this time. Refer to Item 504 of Regulation S-K.

The Company has revised the draft prospectus in response to the Staff’s comment. Please see page 51 of the draft prospectus.

19.	You disclose that you intend to use proceeds from this offering to repay borrowings outstanding under your revolving credit facility. However, your capitalization table at page 52 reflects that you have no outstanding borrowings as of February 20, 2014. Please advise or revise. If you intend to use proceeds from this offering to repay borrowings outstanding under your debt facility, please revise to include the interest rate and maturity of your credit facility. If such debt was incurred within one year, describe the use of the proceeds of such indebtedness, other than short-term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-K.

The Company has revised the draft prospectus in response to the Staff’s comment. Please see pages 51 and 53 of the draft prospectus.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations, page 57

20.	You disclose that you entered into an agreement with Antero Resources to form an area of mutual interest. Please clarify your use of the term “area of mutual interest” and tell us what consideration has been given to describing the material terms in the prospectus and filing such agreement as an exhibit under Item 601(b)(10) of Regulation S-K.

The Company has revised the draft prospectus in response to the Staff’s comment. Please see page 58 of the draft prospectus. The Company concluded, in accordance with Item 601(b)(10)(ii) of Regulation S-K, that the agreement with Antero Resources should not be filed because the agreement is such as ordinarily accompanies the exploration and production business, and the Company’s business is not substantially dependent upon the agreement.

Fiscal 2014 Outlook, page 63

21.	Please expand your disclosure regarding your capital budget for the fiscal year ended December 31, 2014 to separately state the amount of drilling and completion expenditures budgeted for proved properties and unproved properties.

The Company has revised the draft prospectus in response to the Staff’s comment. Please see page 64 of the draft prospectus.

March 31, 2014

Results of Operations, page 63

22.	At page 64, you disclose that your production grew through drilling success as you placed new wells on production and through additions from acquisitions, partially offset by the natural decline of your reserves through production and asset sales. Please revise to quantify the impact of each such item on production growth, if material.

The Company has revised the draft prospectus to break out the production acquired in connection with the acquisition of the membership interests of Eclipse Resources-Ohio, LLC and general operating results from the continued development of wells. Please see page 65 of the draft prospectus.

Critical Accounting Estimates, page 72

Revenue Recognition, page 74

23.	Please expand your disclosure to describe the two types of agreements under which you sell your natural gas, NGLs and oil.

The Company has revised the draft prospectus in response to the Staff’s comment. Please see page 75–76 of the draft prospectus.

24.	Your disclosure related to the accounting for revenue recognition and related transportation costs appear to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates. Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Specifically, you should provide an analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application. In addition, please expand your discussion of how transportation costs are accounted for and the judgment used by management to support this accounting method. For additional guidance, refer to section V of SEC Release No. 33-8350.

The Company has revised the draft prospectus in response to the Staff’s comment. Please see page 75–76 of the draft prospectus.

Business, page 76

Our Company, page 76

25.	We note your disclosure here and elsewhere on page 2 that you believe that your 95,300 net acres are located in the most prolific and economic area of the Utica Shale fairway. Contrast for us the producing characteristics and economic parameters of the wells you have selected for analysis relative to the 310 producing horizontal Utica Shale wells in Ohio and the 107 producing horizontal wells located within the five counties in which your acreage is located. Please submit for our review copies of the third-party reports or internal studies that support these qualitative and comparative statements. Please mark these documents or provide page references in your response to the specific sections you have relied upon for each statement. If you are unable to provide support, please revise your disclosure to delete these statements.

The Company acknowledge the Staff’s comment and is supplementally submitting under separate cover copies of the relevant portions of the following third party reports, which support the Company’s statement that the five counties encompassing the 93,900 net acres that we believe are in the most prolific and economic area of the Utica Shale. To expedite the Staff’s review, the Company has marked each report to highlight the applicable portion or section containing the language corroborating such statement.

The Company made reference to the 310 producing horizontal Utica Shale wells and the 107 producing horizontal Utica Shale wells within the five counties where the Company’s acreage is located to give

March 31, 2014

potential investors information about the total activity that has taken place in the Utica Shale and in the five counties in which the Company’s acreage is located, respectively. This data was sourced from the Ohio Department of Natural Resources website. The Company selected the 56 wells for analysis because of the comprehensive nature of the disclosure available for these wells, including initial production rates, which the Company believe gives potential investors a more complete picture of the production characteristics of wells in the “Utica Core Area” described in the draft prospectus. The initial production rate data for each of these wells was taken from publications by each operator, copies of which the Company is supplementally submitting under separate cover. The Company has annotated and marked the specific data for each well. The data from the Ohio Department of Natural Resources is insufficient to provide the same level of disclosure as the Company has provided for the 56 wells that the Company analyzed in the Utica Core Area. Moreover, such data only contains cumulative production for the three month period ended September 30, 2013. Consequently, it is not comparable to the initial production rates the Company has summarized for the 56 wells in the Utica Core Area, nor are the wells directly comparable to one another as each well has been producing for a different period of time.

Our Properties, page 77

Utica Shale, page 77

26.	You disclose on page 78 and elsewhere on page 3 that you “expect well recoveries and initial production rates within a given type curve area to have a positive linear relationship to the length of the horizontal, resulting in a predictable band of results as measured per 1,000 feet of lateral length.” Please tell us why you believe the initial 24 hour producing rate is a reliable indicator for well recoveries. Also provide us with the technical data, analysis and a narrative explanation supporting your statement that “well recoveries and initial production rates within a given type curve area [to] have a positive linear relationship to the length of the horizontal, resulting in a predictable band of results as measured per 1,000 feet of lateral length.”

The Company has deleted from draft prospectus the sentence quoted above in response to the Staff’s comment. In addition, the Company has added a new risk factor on page 24 setting forth certain risks and uncertainties with respect to the reliability and accuracy of initial production rates as a predictor of ultimate well recoveries, and has added cross-references to this risk factor in certain places where we discuss initial production rates. Please see pages 3, 24 and 79 of the draft prospectus.

27.	Please enhance the illustrations on pages 80 and 82 to clearly distinguish between the portion of your acreage that is prospective for the Utica Shale and the portion of your acreage that is prospective for the Marcellus Shale. Also annotate each map with a bar scale to specify the distances shown on the map.

The Company has revised the draft prospectus in response to the Staff’s comment. Please see pages 81 and 83 of the draft prospectus.

Activity, page 83

28.	Please provide us with a map similar to the one disclosed on page 80 showing the location for each of the wells listed on page 84.

The Company has revised the draft prospectus in response to the Staff’s comment. Please see page 86 of the draft prospectus.

Oil and Natural Gas Data, page 88

Proved Reserves, page 88

29.	You disclose on page 90 that reasonable certainty can be established by evidence using reliable technology. Please clarify for us the extent to which any of your proved undeveloped reserves

March 31, 2014

disclosed as of December 31, 2013 are attributable to future drilling locations that are more than one offset away from an existing producing well and, if so, tell us the reliable technologies you used.

As of December 31, 2013, the Company had one proved undeveloped location that was two offsets away from an existing producing well. The remainder of the Company’s proved undeveloped locations were one offset away from an existing producing well or a proved developed non-producing well that had been tested as productive. To establish reasonable certainty with respect to the Company’s estimated proved reserves, the reliable technologies used in the estimation of our proved reserves have been demonstrated to yield results with consistency and repeatability. The continuity of the reservoir through seismic data and the continuity of production across the area further increases our reasonable certainty with respect to the Company’s estimated proved reserves. Reliable technologies include production and well test data, downhole completion information, geologic data, electrical logs, radioactivity logs, core analyses, and available seismic data.

Proved Undeveloped Reserves (PUDs), page 92

30.	Please provide us with the net quantities of your proved undeveloped reserves that will be developed for each year through 2018 corresponding to the estimated future development costs disclosed on page 92.

The Company has revised the draft prospectus in response to the Staff’s comment. Please see page 94 of the draft prospectus.

Productive Wells, page 93

31.	Please expand the disclosure to separately present your producing wells as either oil wells or gas wells to comply with the requirements under Item 1208(a) of Regulation S-K.

The Company has revised the draft prospectus in response to the Staff’s comment. Please see page 95 of the draft prospectus.

Executive Compensation, page 113

32.	We note your disclosure in this section regarding the incentive units. Please revise your filing to disclose and clarify the material terms of the outstanding incentive units. For example, please revise to clarify how the units vest, and the significance of vesting. In addition, please clarify the payout triggers for the units, and provide relevant examples. Please provide such disclosure based on the terms of the units both before and after your corporate reorganization and this offering. In addition, please clarify who will be responsible for payments made in connection with the incentive units subsequent to the transactions contemplated in this prospectus.

The Company has revised the draft prospectus in response to the Staff’s comment. Please see page 115 of the draft prospectus.

Outstanding Equity Awards at 2013 Fiscal Year End, page 117

33.	Please clarify whether you anticipate that this transaction will result in a “change in control” under the Eclipse I LP agreement which would result in a distribution of cash or shares.

The Company has concluded that neither the corporate reorganization nor the offering will result in a “change in control” under the limited partnership agreement for Eclipse Resources I, LP that would result in a distribution of cash or shares. The Company has revised the draft prospectus in response to the Staff’s comment. Please see page 120 of the draft prospectus.

March 31, 2014

Principal and Selling Stockholders, page 119

34.	Please revise to identify the person or persons who have voting or investment control over the shares of your common stock owned by Eclipse Holdings, L.P. For guidance, please refer to the Regulation S-K Compliance and Disclosure Interpretations, Question 140.02.

The Company has revised the draft prospectus in response to the Staff’s comment. Please see page 122 of the draft prospectus.

35.	Please revise this section to indicate the nature of any position, office or other material relationship which your management team has had with your selling stockholder within the past three years with the registrant or any of its predecessors or affiliates. Please see Item 507 of Regulation S-K.

The Company has revised the draft prospectus in response to the Staff’s comment to disclose any such relationships. Please see page 122 of the draft prospectus.

Certain Relationships and Related Party Transactions, page 124

36.	Please revise to disclose any payments made in connection with your Gas Gathering, Processing and Fractionation Agreement with Blue Racer Midstream, LLC and Blue Racer Natrium, LLC. Refer to Item 404(a)(3) of Regulation S-K.

The Company confirms that no payments have been made in connection with the referenced agreement and that future payments will be appropriately disclosed.

Financial Statements

Notes to Unaudited Pro Forma Consolidated Financial Statements

Note 3 – Supplemental Disclosure of Oil and Natural Gas Operation, page F-7

37.	Please revise or tell us why the pro forma standardized measure disclosure presented in your submission does not include adjustments to account for the Oxford Acquisition as if it had taken place on January 1, 2013. Refer to SAB Topic 2D.

The Company has revised the draft prospectus to include a pro forma column titled “Eclipse Resources-Ohio Acquisition” and adjusted the standardized measure accordingly. The column titled “Eclipse I Historical” has also been revised to reflect abandonment. Please see page F-8 of the draft prospectus.

Eclipse Resources I, LP

Notes to the Consolidated Financial Statements

38.	We note your disclosure referring to the use of an outside third party in determining the purchase price allocation in connection with your acquisition of Oxford. Please tell us how you considered providing a valuation report and consent from this third party valuation expert or remove all references to the use of third party valuation experts from your registration statement. Refer to Question 233.02 of the Compliance and Disclosure Interpretations regarding Securities Act Rules.

The Company has revised the draft prospectus to delete the noted reference to an outside third party. Please see page F-26 of the draft prospectus.

Note 10 – Commitments and Contingencies

(a) Legal Matters, page F-33

March 31, 2014

39.	We note your disclosures here and throughout your filing regarding the lawsuit filed by Oxford in October 2011 against Barry M. West, referred to as the West lawsuit. We understand from these disclosures that you have appealed the trial court’s judgment that such lease is void and have concluded a material loss is not probable. However, we also note other landowners have now filed complaints similar to those made in the West lawsuit. You have stated: “Consequently, this could result in a loss of the mineral rights and an impairment of the related assets which could have a material adverse impact on the Partnership’s financial statements.” To further an investor’s understanding of the potential impact of the West lawsuit and similar litigation by other landowners, please expand your disclosures throughout the filing to discuss the following:

•	the number of gross and net acres of the properties under complaint;

•	the amount of reserves subject to complaint and the related classification as proved or unproved and by product type (i.e., oil, natural gas, or natural gas liquids);

•	the dollar amount and nature of amounts capitalized in the balance sheets as of December 31, 2013 and 2012 associated with the properties under complaint; and

•	the amount of revenues from production from the properties under complaint.

The Company has revised the draft prospectus in response to the Staff’s comment. Please see pages 19 and 105 of the draft prospectus.

40.	From the disclosure on page F-25 of your submission, we note a $32.5 million title and environmental escrow was withheld from the initial purchase price of the Oxford acquisition to provide for certain contingencies. Please tell us whether a potential loss incurred under the West lawsuit would be considered under the provisions of this title escrow, and if so, what impact it would have to your financial statements.

The Company has revised the draft prospectus in response to the Staff’s comment. Please see page F-26 of the draft prospectus. Potential losses incurred in connection with the West lawsuit would likely not be recoverable from amounts held in escrow.

Note 12-Supplemental Oil and Natural Gas Information (unaudited), page F-35

Reserve Quantity Information, page F-35

41.	Please expand your disclosure on page F-37 to explain the change relating to revisions in your 2013 net reserves. Refer to FASB ASC paragraph 932-235-50-5.

The Company has revised the draft prospectus to update the description of revisions of reserves to include the development of the prior year wells from PUD to PDP. Please see page F-37 of the draft prospectus.

Eclipse Resources-Ohio, LLC

Notes to the Financial Statements

Note 1 – Organization and Nature of Operations, page F-46

42.	We note you have defined two entities, Eclipse Resources-Ohio, LLC and The Oxford Oil Company, using the term “Oxford.” Please revise the defined terms used to differentiate between these entities in order to remove confusion in the footnote disclosures.

The Company has revised the draft prospectus in response to the Staff’s comment. Please see page F-46 of the draft prospectus.

March 31, 2014

Note 8-Supplemental Oil and Natural Gas Information (unaudited), page F-57

Reserve Quantity Information, page F-58

43.	Please obtain and file a report of the third party as an exhibit to the Registration Statement relating to the disclosure on page F-59 of the estimates of proved reserves at June 25, 2013 and December 31, 2012. Refer to the requirements in Item 1202(a)(8) of Regulation S-K.

The Company has submitted Exhibits 99.3 and 99.4 in response to the Staff’s comment.

Annex A

II-Glossary of Oil and Natural Gas Terms, page A-1

44.	Please revise your definitions of “proved developed oil and gas reserves” and “proved undeveloped reserves” to coincide with the current definitions of developed oil and gas reserves and undeveloped oil and gas reserves set forth in Rule 4-10(a) of Regulation S-X.

The Company has revised the draft prospectus in response to the Staff’s comment. Please see pages A-3 and A-4 of the draft prospectus.

Exhibits

45.	Please tell us what consideration you gave to filing your agreements with Blue Racer and Eureka Hunter as exhibits under Item 601(b)(10) of Regulation S-K.

The Company concluded, in accordance with Item 601(b)(10)(ii) of Regulation S-K, that the agreements with Blue Racer and Eureka Hunter need not be filed because the agreements are such as ordinarily accompany the exploration and production business, and the Company’s business is not substantially dependent upon either agreement. If necessary in the future, the agreements with Blue Racer and Eureka Hunter could be replaced with similar agreements with other third parties. The Company also directs the Staff to new disclosure on pages 5 and 87 of the draft prospectus regarding a recently executed ethane purchase agreement with Shell Chemical LP, and has concluded that filing such agreement is not required for the reasons set forth above with respect to the Company’s agreements with Blue Racer and Eureka Hunter.

46.	Please file as exhibits the agreements governing the terms of the incentive units held by management. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

The Company has submitted Exhibit 10.10 to the draft registration statement in response to the Staff’s comment.

Exhibits 99.1 & 99.2

47.	We note the reserve reports for the periods ending December 31, 2013 and 2012 disclose that the capital costs used in the report do not include the cost of abandoning the properties. Please revise the calculation of your standardized measure of discounted future cash flows to include the cost associated with the abandonment of your proved properties as part of the future development costs. Refer to the guidance provided by the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

The Company has revised pages F-8, F-38 and F-39 to properly include, or disclose the impact of, future abandonment costs as part of the standardized measure calculation. Abandonment was factored into the capital costs presented in Exhibits 99.1 and 99.2 and a PV basis as to not affect the total standardized measure already presented throughout the draft registration statement.

*****

March 31, 2014

Please do not hesitate to contact me by telephone at (214) 855-7444 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Glen J. Hettinger

Glen J. Hettinger

Fulbright & Jaworski LLP (a member of Norton Rose Fulbright)

Enclosure

cc:	Benjamin W. Hulburt, Eclipse Resources Corporation

Christopher K. Hulburt, Eclipse Resources Corporation

Matthew R. DeNezza, Eclipse Resources Corporation

Bryn A. Sappington, Norton Rose Fulbright

Sean T. Wheeler, Latham & Watkins LLP